UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

MDXHEALTH SA

INCORPORATION BY REFERENCE

Exhibits 1.1, 5.1 and 23.1 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Statement No. 333-268885) of MDxHealth SA (the “Company,” “we,” “us” and “our”) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 3, 2023, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with Cowen and Company, LLC and William Blair & Company, L.L.C. (the “Underwriters”), as representatives of the several underwriters named therein, relating to the issuance and sale of 10,000,000 of the Company’s American Depositary Shares (each representing 10 ordinary shares of the Company with no nominal value per share) (the “Offering”).   In addition, under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 1,500,000 ADSs.  The net proceeds from the Offering are expected to be approximately $37.0 million, or $42.6 million if the Underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting commissions and other estimated offering expenses. The Offering closed on February 7, 2023.

The Offering is being made pursuant to our effective registration statement on Form F-3 (Registration Statement No. 333-268885) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder. The Underwriting Agreement is filed as Exhibit 1.1 to this report, and the description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit. A copy of the opinion of Baker & McKenzie CVBA relating to the legality of the issuance and sale of the ADSs in the Offering is filed as Exhibit 5.1 to this report.

On February 7, 2023, the Company amended its Articles of Association to account for a capital increase of 100,000,000 new shares in connection with the Offering. A copy of the English translation of the amended Articles of Association as of February 7, 2023 is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

On February 1 and February 3, 2023, the Company issued press releases, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively.

The information in the attached Exhibits 3.1, 99.1 and 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement
3.1	Articles of Association of MDxHealth SA, as of February 7, 2023 (English Translation)
5.1	Opinion of Baker & McKenzie CVBA
23.1	Consent of Baker & McKenzie CVBA (included in Exhibit 5.1)
99.1	Press Release, dated February 1, 2023
99.2	Press Release, dated February 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: February 9, 2023	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

2